

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 8, 2010

Li HuiHua
Chief Executive Officer
China Century Dragon Media, Inc.
c/o Corporation Service Company
2711 Centerville Road, Suite 400
Wilmington, DE 19808

Re: China Century Dragon Media, Inc.
Registration Statement on Form S-1/A
Filed June 29, 2010
File No. 333-166866

Dear Ms. Li:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 2

Recent Events, page 3

1.   We note that the estimated value of the shell was based on similar recent public shell transactions. Please disclose whether you are only referring to prior Westpark transactions. If you are referring to transactions similar to Westpark's WRASP process, please identify them.

2.   We note that the value of the shell was derived from its good corporate standing and timely reporting status, which would allow you to list your stock on a national securities exchange and raise capital at an appropriate price per share. Please explain how these factors would enable you to accomplish those goals. In other

words, explain how these benefits would not be available to you had you not conducted the share exchange with the shell and simply attempted to conduct the private placement and this registered initial public offering

3. Please provide more information about the nature of the services provided by Keen Dragon Group and how those services differed from those provided by Westpark.

Certain Relationships and Related Transactions, page 5

4. We note your response to comment 12 of our letter dated June 11, 2010. Please include in the table the value of the retained shares and warrants by Westpark and its affiliates. Confirm that you have disclosed all benefits received by Westpark from advising CD Media BVI in the share exchange transaction. Provide in the table a total dollar amount of benefits to Westpark and its affiliates.

5. Disclose that, while WestPark and its affiliates received registration rights covering all of their company securities for a registration statement to be filed approximately six months after the current registration statement was filed, the shareholders of CD Media BVI are subject to a 24-month lockup agreement from the date of the offering on the sale of the securities they received in the share exchange.

Corporate Structure, page 4

6. Please disclose the shortened versions of the companies' names in your organizational chart so that chart serves as a more meaningful reference for the narrative disclosure.

Contractual Arrangements, page 6

7. Please disclose whether CD Media Huizhou is a wholly foreign owned enterprise under PRC law and whether it has received a business license. Disclose CD Media Huizhou's approved business scope. Supplementally provide us with a copy of the business license as well as an English translation of the license.

8. Please explain who the original shareholders of CD Media Beijing are and whether they continue to have any relationship with the company, its officers and directors or any affiliates. Please explain what benefit the current shareholders of CD Media Beijing received from entering into the contractual arrangements and what incentives they have to continue to perform. Finally, include risk factor disclosure regarding the risk of non-performance of the contractual arrangements highlighting the fact that you have no material relationship with the shareholders of CD Media Beijing.

9.   Please explain why the annual service fee to be paid by CD Media Beijing to CD Media Huizhou has not yet been determined. Disclose when the parties expect to determine the annual service fee. Discuss what factors will be used to determine the fee, such as the annual return CD Media Huizhou expects to receive and any restrictions on the amount of CD Media Beijing's net income that it may distribute to CD Media Huizhou. Discuss whether it is possible that the parties may decide to defer the payment of the service fee.

10.   Please discuss the role of your Hong Kong subsidiary, CD Media (HK) Limited, in your organization, including with respect to your business operations and addressing PRC regulations.

Risk Factors, page 10

11.   Please add a risk factor regarding challenges faced, and the likelihood of receiving approval by PRC authorities for, using securities of the company (which is incorporated in the United States) as consideration in the PRC (e.g., to acquire PRC companies).

Risks Related To Our Corporate Structure, page 17

We rely principally on dividends and other distributions on equity…, page 18

12.   You refer to CD Media Huizhou as an operating subsidiary. Please disclose what operations CD Media Huizhou conducts. It appears that the only operations that CD Media Huizhou plans to conduct is providing technical and consulting services to CD Media Beijing through the exclusive business cooperation agreement. We further note that the annual service fee to be paid by CD Media Beijing to CD Media Huizhou has not been determined. Please revise this risk factor to reflect the actual operations of CD Media Huizhou and the likelihood that CD Media Huizhou would have any cash to distribute to the company. Provide a separate risk factor that discusses the risk that the company may not receive any cash from the operations of its subsidiaries or the operations of the PRC company with which it has contractual arrangements.

Risks Related to Us Doing Business in China, page 19

The scope of the business license for CD Media Beijing . . ., page 20

13.   Please disclose whether your business expansion plans as disclosed throughout the prospectus include any activities that are not covered by your business license. If so, identify those activities.

Recent PRC regulations relating to acquisitions of PRC companies . . ., page 20

14.   Please explain why you removed the reference to published reports relating to CSRC's curtailment or suspension of overseas listings for Chinese private companies.

CD Media Beijing's operation of business outside its registered address . . ., page 22

15.   Please explain why you have not registered your address in Chaoyang District.

We face uncertainty from China's Circular on Strengthening the Administration of Enterprise Income Tax . . ., page 22

16.   Specifically explain how Circular 698 could apply to the company and the offering.

17.   We note you sought the advice of PRC counsel regarding the application of and the risks associated with Circular 698. Please disclose whether PRC counsel was able to provide an opinion on the applicability of Circular 698.

Government control of currency conversion may limit our ability to utilize our revenues, page 23

18.   Specifically explain how PRC governmental control of currency conversion would impact whether and how CD Media Huizhou could convert annual service fees received in Renminbi from CD Media Beijing into another currency, such as US dollars.

If we make equity compensation grants to persons who are PRC citizens…, page 24

19.   You disclose that you intend to adopt an equity compensation plan and make option grants to your officers and directors, most of whom are PRC citizens. Disclose whether you intend to comply with Circular 78.

Under the New EIT Law, we and CD Media BVI may be classified as "resident enterprises" of China for tax purposes…, page 25

20.   We note the uncertainty regarding whether you would be treated as a "resident enterprise" and that you are evaluating appropriate organizational changes to avoid this treatment. Please reconcile this disclosure with the information provided in your response to comment 52 in our letter dated June 11, 2010 in which you indicate the belief that the company's offshore entities meet the qualifications of a "resident enterprise."

<u>Shares eligible for future sale may adversely affect the market price…, page 27</u>

21.   Since the company was a shell company prior to the share exchange with CD Media BVI, please revise your discussion to reflect the restrictions of Rule 144(i) of Regulation C.

<u>The shareholders of CD Media BVI and their designee have significant influence over us, page 28</u>

22.   We note your response to comment 19 in our letter dated June 11, 2010. Please further explain your reference to the designee of the shareholders of CD Media BVI. For example, explain what the shareholders of CD Media BVI designated and why.

<u>Use of Proceeds, page 33</u>

23.   We note your disclosure that there are no restrictions on the use of proceeds from this offering for investments in CD Media Beijing. However, in the following paragraph, you discuss restrictions to the extent you need to convert the proceeds of the offering into RMB. Please clarify this disclosure and explain the extent to which you will need to convert the proceeds into RMB in order to use it for the purposes set forth in this section. In addition, explain how the prohibition on the use of registered capital to repay Renminbi loans whose proceeds have not been used could restrict the use of the offering proceeds.

24.   Please explain what you mean by "program operation projects" with CCTV.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39</u>

25.   We note your response to comment 24 in our letter dated June 11, 2010. Please further expand your disclosure regarding the impact of your two new customers to explain the reasons for the large purchases and why you believe that sales of this magnitude will not continue in future quarters. Tell us whether you offered special pricing or other incentives that caused the new customers and one of your existing customers to make large purchases.

<u>Factors Affecting Our Results of Operations, page 40</u>

<u>Our Growth Strategy, page 41</u>

26.   Please describe CCTV's restrictions on companies that purchase advertising time directly and assess whether you meet those restrictions. If you believe you meet those restrictions, explain why you have not yet purchased time directly from

> CCTV. Also disclose whether you have ever attempted to purchase time directly from CCTV in the past.

27.   We note that your expansion into production services and the opening of a production studio will require significant amounts of capital. Since none of the proceeds of this offering are being allocated for this purpose based on your disclosure, discuss how and when you expect to be able to embark on this expansion and its expected costs.

Sales and Marketing Expenses, page 42
General and Administrative Expenses, page 42

28.   We note your response to comment 27 in our letter dated June 11, 2010. However, we are unable to locate your revised disclosure. Please disclose your expectation that these categories of expenses will not increase as a percentage of revenue in future periods.

Results of Operations, page 44

29.   Considering the fact that the volume of advertising sold only increased minimally, your 146% revenue increase in the first quarter of 2010 does not appear to be fully explained. Please quantify the increase in average price per minute and explain the other material factors that led to the increase. For example, the notes to your financial statements indicate that you recognized significant revenues from the sale of program rights in the first quarter. Similarly revise your disclosure with respect to cost of revenues to fully explain that increase.

30.   We re-issue comment 28 in our letter dated June 11, 2010. Please explain the extent to which the increases in the volume of advertising time sold by you during 2009 can be attributed to each of the following factors: increased client demand; increased advertising inventory available for you to purchase; and increased funds available to you to make advance purchases or pay deposits for advertising time. To the extent any one of these factors has been a material driver of the increases, provide insight into the underlying causes of such increase.

Liquidity and Capital Resources, page 47

31.   Please disclose the terms of the related party loans received in the first quarter of 2010. Also explain the purpose of each of these transactions, when you expect to repay these loans and the extent to which you intend to rely on related party financing in the future.

Contractual Obligations, page 48

32.   Throughout your prospectus, you disclose that you may make partial advance
        payments and/or deposits when you purchase advertising time. We also note that
        you reference contracts for remaining payments in your response to comment 50
        in our letter dated June 11, 2010. Please explain to us why there were no
        additional obligations for the purchase of advertising time as of December 31,
        2009, despite disclosing over $7 million in prepayments and deposits on your
        balance sheet as of that date. Also disclose the remaining amounts you are
        obligated to pay under the separate 2010 contracts referenced in your response
        letter.

Quarterly Information, page 48

33.   We note that two large clients accounted for $15.2 million in revenue in the fourth
        quarter of 2009. Since this amounts to over 40% of your revenues in the fourth
        quarter and over 20% of full-year 2009 revenues, please identify these clients and
        describe the terms of your relationships with them.

Description of Business, page 51

34.   We note your response to comment 34 in our letter dated June 11, 2010.
        However, we are unable to locate any revised disclosure either in this section or
        the MD&A. Please provide disclosure explaining the film production aspect of
        your business.

35.   We note your revised disclosure in response to comment 38 in our letter dated
        June 11, 2010. Considering that your purchases are made throughout the year
        without restriction to a set time or schedule and that you resell your time in less
        than a week, it is not clear to us what the CCTV program sets listed on pages 54
        and 55 represent. Please revise your disclosure to explain.

Management, page 61

36.   The disclosure of the backgrounds of Mr. Zhang and Mr. Fu indicates that each
        was employed by CD Media BVI before its incorporation on March 31, 2009.
        Please revise.

Certain Relationships and Related Transactions, page 66

37.   We note that you have identified Mr. Rappaport and Pintsopoulos as possible
        promoters. Please provide the disclosure required by Item 404(c) of Regulation
        S-K for these persons. In addition, as requested in comment 42 in our letter dated
        June 11, 2010, please provide your analysis of why you believe that the other
        shareholders of the company prior to the share exchange are not promoters.

38.   We note your response to comment 43 in our letter dated June 11, 2010. However, we are unable to locate any revised disclosure. Please clarify whether each of the SRKP security holders retained shares and warrants. If the share and warrant cancellations were pro rata, please confirm this through disclosure. If they were not, disclose how the relative numbers of cancellations were determined.

39.   Provide disclosure with respect to the two related party loans made in the first quarter of 2010 and referenced in Note 6 to the financial statements.

Legal Matters, page 80

40.   We note your response to comment 44 in our letter dated June 11, 2010. Please disclose that Mr. Poletti was involved in the founding of SRKP 25 and explain the nature of his interest in and connection to the company. We also note that Ms. Janine Frisco held securities prior to the share exchange and that she is identified as Mr. Poletti's wife in the company's most recent Form 10-K filing. Please confirm she no longer holds any securities and explain to us the circumstances of their disposition.

Note 1. Description of Business and Organization, page F-8

41.   Tell us how you intend to reflect the Share Exchange completed on April 30, 2010 and the related cancellation of 4,450,390 shares and 5,677,057 warrants in your financial statements for that period. Please provide us with the disclosures that you will make regarding the accounting treatment for this transaction.

Note 2. Summaries of Significant Accounting Policies, page F-9

e. Accounts receivable, page F-10

42.   Disclose within the second paragraph of this policy note that the company has a history of collecting 100% of its receivables, consistent with the representation provided to us in your response to comment 47. In addition, please explain to us the reasons for your success in collecting receivables.

j. Revenue recognition, page F-11

43.   We note your response to comment 48 in our letter dated June 11, 2010. Please address the following items:

  • You state that your inventory risk is a key factor in your determination that you are the primary obligor in your revenue arrangements. We note your statements at page 54 that no advertising time remained unsold at the end of

March 31, 2010 and at page 55 that you typically resell your advertising time in less than one week. Based on these facts it appears to us that you do not have significant inventory risk. In order to help us better understand your revenue arrangements, please provide us with a description and timeline of an example transaction, including the process of determining which advertising time to purchase from third-party agents, the timing of acquiring the airtime including any deposits that are required, the process and timing of reselling the airtime, and the timing of the airing of the advertisements.

- We note on page 55 that you conduct purchases throughout the year based on an evaluation of your and your customers' needs. Clarify whether you obtain commitments, either formal or informal, from your customers prior to your acquisition of the advertising time.

- Describe in more detail your process of seeking remedies from CCTV for defects in the advertising space. Tell us the frequency with which this occurs and the nature of the remedies obtained.

- Tell us how you determine the pricing of the advertising time and bundled services sold to customers. Describe in detail the nature of the other services that you have provided during the recent fiscal periods. In this regard, we note your response to prior comment 51 that revenue from production-related services was nominal for the periods presented.

44. We note your responses to comments 49 and 50 in our letter dated June 11, 2010. Please explain in greater detail the nature of the amounts recorded as "Prepayments and deposits for advertising slot purchases" by addressing the following items:

- What is the distinction between prepayments and deposits?

- To whom have you made these payments?

- Based on your disclosure at page 54 that no advertising time remained unsold at the end of March 31, 2010, it appears that these payments do not relate to specific blocks of advertising time. Therefore, it is unclear to us what rights you expect to receive in exchange for the payments and how and when you expect to recover these amounts.

- Please clarify your response to prior comment 50. Why were new contracts required in 2010 to define the remaining payments? What rights do you expect to receive from these remaining payments?

Note 4. Capitalized Television Cost, page F-16

45.   It is unclear why you have recorded the sale of your entire interest in "Chi Dan
        Zhong Xin" and "Xiao Mo Dou" as revenues and costs of sales in your income
        statement. It appears to us that the costs previously incurred for these series
        represented investments in these operations rather than revenue arrangements,
        since you neither produced nor distributed the series. Therefore, tell us your basis
        in the accounting literature for your presentation of the sale of your rights in the
        series as revenue and costs of sales instead of a non-operating gain. In addition,
        quantify the amount of revenue and costs of sales recorded in the quarter ended
        March 31, 2010 here and in MD&A and clarify whether any revenue was
        recognized for these arrangements in prior periods. Also, tell us how you
        reflected this transaction in your statement of cash flows for the quarter ended
        March 31, 2010.

Note 6. Related Party Balance and Transactions, page F-17

46.   You state that Ms. Hailan Zhang is a shareholder of CD Media BVI. This appears
        inconsistent with the chart at page 6, which illustrates that CD Media BVI is
        wholly-owned by China Century Dragon Media, Inc. Please revise or advise.

Item 15. Recent sales of securities, page II-2

47.   We note your response to comment 53 in our letter dated June 11, 2010; however,
        we are unable to locate any revised disclosure. Please disclose the number of
        persons to whom you sold securities in each transaction.

        You may contact Melissa Hauber, Staff Accountant, at (202) 551-3368 or
Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have any
questions regarding comments on the financial statements and related matters. Please
contact John Harrington, Staff Attorney, at (202) 551-3576 or Kathleen Krebs, Special
Counsel, at (202) 551-3350 with any other questions.

                                                Sincerely,

                                                Larry Spirgel
                                                Assistant Director

cc: Thomas J. Poletti, Esq.
        Melissa A. Brown, Esq.
        K&L Gates LLP
        Via facsimile: (310) 552-5001